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AMENDMENT NO. 2 TO
FORM 8-A

United States
Securities and Exchange Commission
Washington, D. C. 20549

For registration of certain classes of securities
pursuant to Section 12(b) or (g) of the
Securities Exchange Act of 1934

GENZYME CORPORATION
(Exact name of Registrant as specified in its charter)

Massachusetts (State of Incorporation or Organization)	06-1047163 (I.R.S. Employer Identification No.)
One Kendall Square, Cambridge, Massachusetts (Address of Principal Executive Offices)	02139 (Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of Each Class to be so Registered	Name of Each Exchange on Which Each Class is to be Registered
None	None

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. ☐

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. ☐

Securities Act registration statement file number to which this form relates: _________ (if applicable).

Securities to be registered pursuant to Section 12(g) of the Act:

GGD Stock Purchase Rights
(Title of Class)

The purpose of this Amendment No. 2 is to revise the description of rights to purchase Genzyme's common stock (which have been previously registered pursuant to section 12(g) of the Exchange Act of 1934, as amended) to reflect the exchange of Genzyme Molecular Oncology Division common stock, $0.01 par value per share, and Genzyme Biosurgery Division common stock, $0.01 par value per share for shares of Genzyme General Division common stock, $0.01 par value per share and dergistration of the rights formerly associated with the Genzyme Molecular Oncology common stock and the Genzyme Biosurgery Division common stock.

Item 1. Description of Registrant's Securities to be Registered.

Throughout the discussion below:

  •
  "Genzyme General Stock" refers to Genzyme General Division common stock, $0.01 par value per share; and

  •
  "Series A Preferred Stock" refers to Genzyme's Series A Junior Participating Preferred Stock, $0.01 par value per share.

Pursuant to the Third Amended and Restated Renewed Rights Agreement dated as of June 30, 2003 between Genzyme and American Stock Transfer & Trust Company, as Rights Agent, (the "Amended Rights Agreement") each outstanding share of Genzyme General Stock also represents one GGD Stock Purchase Right (a "Right"). Each Right will, upon becoming exercisable, entitle the holder to buy one two-hundredth of a newly-issued share of Series A Preferred Stock for each share of Genzyme General Stock, at an exercise price of $150, subject to adjustment (the exercise price being referred to herein as the "Purchase Price"). The description and terms of the Rights are set forth in the Amended Rights Agreement.

The Rights will be evidenced, with respect to any certificate of Genzyme General Stock outstanding prior to the Distribution Date (as defined below), by those stock certificates and no separate certificates for the Rights will be issued. Prior to the Distribution Date, the Rights will only be transferable with the Genzyme General Stock, and a transfer of Genzyme General Stock will also constitute a transfer of the corresponding Rights.

Genzyme will mail separate certificates for the Rights ("Right Certificates") upon the earlier of (i) the tenth day (or such later date as the Board of Directors of Genzyme (the "Board") may determine) following Genzyme's public announcement that a person or group has acquired 15% or more of the combined voting power of all series of Genzyme's outstanding common stock (such person or group being hereinafter referred to as an "Acquiring Person") or (ii) the tenth business day (or such later date as the Board may determine) after any person or group commences a tender or exchange offer which would, if completed, result in the offeror owning 15% or more of the combined voting power of all series of Genzyme's outstanding common stock. The earlier of the dates described in (i) and (ii) above is called the "Distribution Date." The Rights cannot be exercised until the Distribution Date. Until a Right is exercised, holding a Right will not confer rights as a stockholder of Genzyme, such as the right to vote or to receive dividends. The Rights expire on March 28, 2009.

The Rights may generally be redeemed by action of the Board at $0.0005 per Right at any time prior to the tenth day (or such later date as the Board may determine) following Genzyme's public announcement that an Acquiring Person has become such. The Rights may also be redeemed, following the above-cited public announcement, in connection with certain mergers and other transactions between Genzyme and a person who is not an Acquiring Person.

Series A Preferred Stock purchasable upon exercise of the Rights will not be redeemable. Each share of Series A Preferred Stock will be entitled to a minimum preferential quarterly dividend payment of $1 per share, but will be entitled to an aggregate dividend of 200 times the dividend declared per share of Genzyme General Stock. In the event of liquidation, the holders of Series A Preferred Stock will be entitled to an aggregate payment of 200 times the payment made per share of Genzyme General Stock. Each share of Series A Preferred Stock will have 200 votes. Each share of Series A Preferred Stock will vote together with the common stock. In the event of any merger, consolidation or other transaction in which common stock is exchanged, each share of Series A Preferred Stock will be entitled to receive 200 times the amount received per share of Genzyme General Stock.

Because of the nature of the Series A Preferred Stock's dividend, liquidation and voting rights, the value of the one two-hundredth interest in a share of Series A Preferred Stock purchasable upon exercise of each Right should approximate the value of one share of Genzyme General Stock.

To preserve the economic value of the Rights, in the event of any stock dividends, stock splits, recapitalizations, reclassifications or other similar changes in capitalization, the number of shares of Series A Preferred Stock (or the number and kind of other securities) issuable upon exercise of each Right, the Purchase Price and redemption price in effect at such time (including the number of Rights or fractional Rights associated with each share of Genzyme General Stock) shall be adjusted as deemed appropriate by the Board. With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in the Purchase Price. No fractional shares of Series A Preferred Stock will be issued (other than fractions which are integral multiples of one two-hundredth of a share of Series A Preferred Stock); instead, an adjustment in cash will be made based on the average closing price of the Series A Preferred Stock (or if not ascertainable, the market price of the Genzyme General Stock) over the last ten trading days before the date of exercise.

Upon an Acquiring Person becoming such, each holder of Rights, other than an Acquiring Person, will thereafter have the right to purchase a number of shares of Genzyme General Stock having a value equal to two times the exercise price of the corresponding Right. Genzyme also has the right, in such circumstances, to mandatorily exchange the Rights for such shares of Genzyme General Stock.

Alternatively, if Genzyme is involved in a merger or other business combination in which Genzyme is not the surviving corporation at any time when any person owns 15% or more of the voting power of Genzyme's outstanding common stock, the Rights will entitle a holder to buy shares of common stock of the acquiring company having a market value of two times the Purchase Price of each Right.

Prior to the Distribution Date, the Board may amend any terms of the Rights without the consent of holders of certificates representing outstanding shares of Genzyme General Stock, including holders of the Rights. From and after the Distribution Date, the Amended Rights Agreement may be amended without the approval of any holders of Rights only to (i) cure ambiguities, (ii) correct defective provisions, (iii) extend the redemption period for the rights, or (iv) change provisions as the Board deems necessary, but that will not adversely affect the interests of holders of the Rights. Under no circumstances, however, can the Amended Rights Agreement be amended to extend the redemption period after that period has expired.

The Rights have certain anti-takeover effects. The Rights can cause substantial dilution to a person or group that attempts to acquire Genzyme on terms that are not approved by the Board. The Rights should not interfere with any merger or other business combination that is approved by the Board because the Rights may be redeemed by Genzyme prior to the time that the Rights have become exercisable or the Amended Rights Agreement may be amended to exclude such transaction from its provisions.

The Amended Rights Agreement specifying the terms of the Rights and the Genzyme charter setting forth the terms of the Series A Preferred Stock are exhibits to this Registration Statement and are incorporated herein by reference. The foregoing description of the Rights is qualified in its entirety by reference to these exhibits.

Item 2. Exhibits.

Exhibit No.	Description
1	Restated Articles of Organization of the Registrant, as amended. Filed as Exhibit 3 to the Registrant's Current Report on Form 8-K dated June 1, 2001 (File No. 0-14680), and incorporated herein by reference.
2	By-Laws of the Registrant. Filed as Exhibit 3.2 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 1999 (File No. 0-14680), and incorporated herein by reference.
3	Third Amended and Restated Renewed Rights Agreement dated as of June 30, 2003 between the Registrant and American Stock Transfer & Trust Company.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this Amendment No. 2 to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 1, 2003	GENZYME CORPORATION
	By:	/s/ Michael S. Wyzga
	Name:	Michael S. Wyzga
	Title:	Executive Vice President, Finance; Chief Financial Officer; and Chief Accounting Officer

Exhibit No.	Description
1	Restated Articles of Organization of the Registrant, as amended. Filed as Exhibit 3 to the Registrant's Current Report on Form 8-K dated June 1, 2001 (File No. 0-14680), and incorporated herein by reference.
2	By-Laws of the Registrant. Filed as Exhibit 3.2 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 1999 (File No. 0-14680), and incorporated herein by reference.
3	Third Amended and Restated Renewed Rights Agreement dated as of June 30, 2003 between the Registrant and American Stock Transfer & Trust Company.

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  Item 1. Description of Registrant's Securities to be Registered.
  Item 2. Exhibits.
SIGNATURE